1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

October 9, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited

Form 10-K for Fiscal Year Ended June 30, 2013

Filed August 21, 2013

File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2013, with respect to Form 10-K for Fiscal Year Ended June 30, 2013, File No. 001-33628, filed with the Commission on August 21, 2013 (the “June 30 2013 10-K”).

We are also concurrently providing certain information responsive to Comments 4 in a separate letter (the “Supplemental Letter”) with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Supplemental Letter and the accompanying CD, as well as a copy of this correspondence.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the June 30 2013 10-K unless otherwise specified.

Securities and Exchange Commission

October 9, 2013

Form 10-K for Fiscal Year Ended June 30, 2013

Business, page 2

Summary of Oil and Gas Reserves at June 30, 2013, page 9

1.	FASB ASC paragraph 932-235-50-4 and Item 1202(a)(2) of Regulation S-K require disclosure by separate product type. The staff considers natural gas liquids (NGLs) to be a separate product type. Please revise the table on page 9 to break out your NGLs, either as a separate row or in a footnote.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully proposes to provide separate disclosure regarding natural gas liquids reserves (which are less than 5% of the Company’s total liquids reserves) in future filings. Shown below is what Table 9 would have looked like had natural gas liquids been disclosed separately in the June 30 2013 10-K:

	Summary of Oil and Gas Reserves as of June 30, 2013 Based on Average Fiscal-Year Prices
	Oil MMBbls	NGLs MMBbls	Natural Gas Bcf	MMBOE	Percent of Total Proved	PV-10 (in thousands) (1)
Proved
Developed	76.1	4.1	175.6	109.5	61%	$3,553,992
Undeveloped	51.4	2.0	93.5	69.0	39%	2,595,644
Total Proved	127.5	6.1	269.1	178.5		6,149,636

Future Income taxes						2,591,351
Less 10% discount						923,237
Future income taxes discounted at 10%						1,668,114
Standardized measure of future discounted net cash flows						$4,481,522

Acreage, page 12

2.	The disclosure on page 12 indicates that a significant percentage of your onshore and offshore net undeveloped acreage will expire over the next three year period. Please tell us the extent to which you have assigned any proved undeveloped reserves as of June 30, 2013 to locations which are currently scheduled to be drilled after lease expiration. If your undeveloped reserves include any such locations, please refer to Rule 4-10(a)(26) of Regulation S-X and tell us why you have assigned reserves to those locations.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits that there are no proved undeveloped locations scheduled to be drilled after lease expiration.

Securities and Exchange Commission

October 9, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 48

Proved Reserves, page 58

3.	You disclose the addition of a large number of new proved undeveloped locations. You also state these proved undeveloped reserve locations account for approximately 50% of your proved reserve increase for the period ending June 30, 2013. Please tell us whether these new proved undeveloped reserve locations are the result of a re-evaluation of previously available technical data or are the result of new data obtained since June 30, 2012.

RESPONSE: The new proved undeveloped reserve locations are the result of both re-evaluations of previously available technical data and new data obtained since June 30, 2012, with a little more than half of the associated reserves from re-evaluations. The new proved undeveloped locations at West Delta 73 were primarily the result of new data, supported by the production performance of horizontal wells drilled during fiscal year 2013. The new proved undeveloped locations at West Delta 30 and South Timbalier 54 were primarily the result of re-evaluations of previously available technical data, as they were based on field studies performed in these areas. The remaining new proved undeveloped locations in the other fields were the result of a combination of both re-evaluations of previously available technical data and new data obtained since June 30, 2012.

4. Furthermore, please provide us with:

•	the technical data supporting the estimated proved undeveloped reserves assigned to each of the three largest newly added proved undeveloped locations as of June 30, 2013 (e.g. structure and net pay isochore maps, open hole well logs of key wells, volumetric parameters used in the calculation of the original hydrocarbons in-place, recovery factors and the estimated proved ultimate recoverable reserves by product type), and

•	a narrative explanation for why these locations were not previously identified and included as proved undeveloped reserves.

You may furnish these materials in Adobe PDF format on digital media such as a flash drive or compact disk.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

Securities and Exchange Commission

October 9, 2013

If you wish to request confidential treatment of these materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please indicate your preferred method of disposition/return and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-628
Attn: John E. Hodgin

RESPONSE:

In response to the Staff’s comment, the Company has compiled the appropriate technical data requested by the Staff on a CD formatted as Adobe PDF files. This CD will be included with the Supplemental Letter provided separately to the Commission by overnight mail. In addition, the Company has provided the narrative explanations requested by the Staff in the Supplemental Letter. The Company has requested confidential treatment for the materials responsive to this comment and also requests these materials be returned to the Company when the Staff’s review is completed.

Liquidity and Capital Resources, page 60

Overview, page 60

5.	It appears that there has been a trend of increasing capital expenditures over each of the last three fiscal years. We note that cash used for capital expenditures increased during each of these years from $145.1 million for the fiscal year ended June 30, 2010 to $816.1 million for the fiscal year ended June 30, 2013. Please tell us how you considered providing disclosure explaining the impact of this trend on your liquidity position. With a view toward disclosure, your response should also explain management’s expectations with regard to changes in capital expenditures over the foreseeable future and should detail the planned sources of cash that will be utilized to fund these capital expenditures. Refer to Item 303(A) of Regulation S-K. For additional guidance, refer to Section IV of SEC Release No. 33-8350 regarding liquidity and capital resources.

RESPONSE: We acknowledge the Staff’s comment regarding increased capital expenditures from the fiscal year ended June 30, 2010 through the fiscal year ended June 30, 2013. While we have increased our capital expenditures from 2010 to 2013, we continue to believe that we have sufficient liquidity from cash flow from operations and available borrowing capacity under our credit facility to fund our capital expenditures. We respectfully submit that this trend of increasing historical capital expenditures has little inference on the level of future capital expenditures. Rather, our capital expenditures are driven by many factors including:

Securities and Exchange Commission

October 9, 2013

•	level of existing cash flows from producing reserves;

•	anticipated cash flows from the future capital expenditures;

•	commodity prices;

•	availability of and timing of rig availability; and

•	our current debt to total capitalization (“leverage ratio”) and target leverage ratio.

Our expectations with regard to our capital expenditures over the foreseeable future and our planned sources of cash that will be utilized to fund these capital expenditures are summarized in the subsection “Management’s Discussion and Analysis of Financial Condition and Results of Operation−Liquidity and Capital Resources−2014 Capital Budget” of our June 30 2013 10-K as follows:

“Excluding any potential acquisitions but including abandonment costs, we currently anticipate an initial capital budget for fiscal year 2014 of approximately $660 million, of which approximately 50 percent is focused on development of our core properties, 19 percent is on exploration and 12 percent is on facilities. We intend to fund our capital expenditure program and contractual commitments, including settlement of derivative contracts, from cash on hand, cash flows from our operations and borrowings under our credit facility.”

Due to our capital expenditures exceeding our operating cash flow for the year ended June 30, 2013 and our leverage ratio approaching 50% by the end of fiscal 2013, our management and board of directors were focused on developing a 2014 capital program that could be funded primarily through operating cash flow and secondarily from borrowings under our credit facility.

The primary reasons our capital expenditures during fiscal 2013 exceeded the 2013 budget and cash flows for 2014 were (i) over-expenditures on certain wells where we encountered difficulties in drilling, (ii) lower production in 2013 due to (a) the learning curve we encountered as we initiated our horizontal drilling program in determining the best method to ensure consistent production from our horizontal wells and (b) lingering effects of the June and September hurricanes; (iii) unbudgeted capital expenditures on the assets acquired during 2013; and (iv) an unplanned extension of rig contracts to ensure the continuation of those contracts and avoid the possibility that we may not be able to recontract the rig in 2014 due to the tightening rig market.

The board considered these factors when developing the 2014 budget and, in light of its goals to lower our leverage ratio and fund our capital expenditures from operating cash flow, determined to (i) reduce our 2014 capital budget as compared to the 2013 capital budget and 2013 actual capital expenditures and (ii) focus our 2014 development program on lower risk and higher return exploitation opportunities within areas with high historical record of successful results, giving us a higher degree of confidence in our projected cash flows from these wells. A large portion of our development for 2014 is focused on drilling in the WD 73 field, which produced the Company’s best over-all results in fiscal year 2013 in terms of P/I (present value of future cash flows divided by initial investment) and had more consistent performance across wells with relatively few cost over-runs.

Securities and Exchange Commission

October 9, 2013

Given our 2014 capital expenditures are focused on areas that have historically consistently performed well and are more oil weighted than prior years, we have projected that our year over year daily production should increase 10% versus volumes for fiscal 2013 and that oil as a percent of total production will increase in 2014. As a result, assuming stable commodity prices, we believe that the $638 million of cash flow from operations generated in fiscal 2013 should increase and, together with our credit facility availability at the time of our June 30 2013 10-K, provide sufficient liquidity to meet both short term and intermediate term capital needs.

In addition, at the time of our June 30 2013 10-K filing, we had already received confirmation from the lending banks in our revolving credit facility that we would be able to increase our borrowing base from $850 million to approximately $1,150 million early in the new fiscal year due to the increase in the size and value of our proved reserves. As a result of these conversations, we had a high degree of confidence that we would substantially increase our capacity to borrow under our credit facility, further improving our liquidity position.

6. We note the disclosure on page 61 of your Form 10-K stating that management intends to fund capital expenditures and contractual commitments from cash on hand, cash flows from operations, and borrowings under your credit facility. The disclosure on page 62 of your Form 10-K states that available liquidity is expected to be sufficient to meet your operating and capital requirements through June 30, 2014. Please tell us how you evaluated your ability to meet upcoming cash requirements over both the short and long term in making these statements. For example, we note that you used approximately $117.1 million of cash during the fiscal year ended June 30, 2013 resulting in a cash balance of $0.

We also note that you had $119 million available for borrowing under your revolving credit facility as of July 31, 2013 compared to $498 million as of July 31, 2012. As part of your response, please address the near-term demands on your liquidity and capital resources. For example, we note that your capital budget for the fiscal year ended June 30, 2014 is approximately $660 million and that capital expenditures for the fiscal year ended June 30, 2013 totaled $816.1 million, which appears to have exceeded the capital budget of $700 million for this period (as disclosed in your Form 10-K for the fiscal year ended June 30, 2012). In addition, we note that you are authorized to repurchase up to $250 million in common stock and it appears that you have repurchased approximately $93.8 million of your common stock through July 31, 2013.

RESPONSE: At the time of our June 30 2013 10-K, our annual anticipated cash requirements consisted of our $660 million capital budget and $69 million of dividends and withholding tax based on our capital structure as of the time of the 10-K filing versus total cash flow from operations of $638 million during the previous fiscal year. As discussed in the response to question number 5, we believed that we would have sufficient liquidity to meet our 2014 capital expenditures and contractual commitments as a result of our capital budget and expected resulting cash flows and our credit facility availability at the time of our June 30 2013 10-K. As a general rule, our management and board of directors target to fund capital expenditures from operating cash flow and to maintain a certain leverage ratio over the long term, as well as maintain adequate liquidity for any changes in our capital program. Although our 2013 capital expenditures exceeded our 2013 budget and 2013 operating cash flow for the reasons enumerated in our response to comment 5, we still had adequate liquidity during 2013 to fund these capital expenditures. In addition, as discussed in our response to comment #5, in light of our goals to lower our leverage ratio and fund our capital expenditures from operating cash flow, we determined to reduce our 2014 capital budget as compared to the 2013 capital budget and 2013 actual capital expenditures and focus our 2014 development program on lower risk and higher return exploitation opportunities within areas with high historical record of successful results. In addition, in the event that we were to experience any significant liquidity issues, there are a number of discretionary capital expenditures budgeted for fiscal year 2014, such as our exploration program that we could curtail and still maintain the capital expenditures necessary to develop our proved undeveloped reserves as currently contemplated by our reserve report.

Securities and Exchange Commission

October 9, 2013

As noted in our response to comment #5, although we had $119 million available for borrowing as of July 31, 2013, at the time of our 10-K filing, we had already received confirmation from the lending banks in our revolving credit facility that we would be able to increase our borrowing base from $850 million to approximately $1,150 million due to the increase in the size and value of our proved reserves, which would increase availability under our revolver to $419 million. On September 27, 2013, we executed an amendment to our revolving credit facility that increased the borrowing base as discussed in greater detail in the paragraph below.

In addition, to further improve our liquidity position and take advantage of favorable capital market conditions, on September 26, 2013, we issued $500 million of 8 year senior unsecured notes at 7.5% and a maturity date of December 15, 2021, the net proceeds of which we used to pay the revolver balance down in full. As a result of certain financial covenants in the revolving credit facility that require the borrowing base to be reduced by 25% of any new unsecured debt issued in excess of the first $250 million, our expected $1,150 million gross borrowing base was reduced by $62.5 million to $1,087.5 million at closing of the amendment. As of September 30, 2013, we have $841.5 million of available borrowing capacity under our revolving credit facility.

We also believe that we will have sufficient cash flow from operations to meet our future capital commitments over the long term. Looking forward, of our $660 million capital expenditure budget for fiscal 2014, $412 million is targeted for development versus an average capital expenditure of $ 217 million/year assumed over the next five years in our June 30, 2013 reserve report. Given that our current year $412 million development budget is well above the average level of capital expenditures going forward in our reserve report and further that average daily production during that five year period is about 124% of that realized during fiscal 2013 and that current year cash flow from operations should cover the current year capital expenditures, it is reasonable to expect that our future cash flows from operations should cover our future capital expenditures absent changes in commodity prices, and changes in the pace of exploitation of our reserves and exploration.

Securities and Exchange Commission

October 9, 2013

We acknowledge the Staff’s comment that we used approximately $117.1 million of cash during the fiscal year ended June 30, 2013 resulting in a cash balance of $0. Our reduction in our cash balance for fiscal 2013 as compared to fiscal 2012 reflects our typical use of cash to reduce our level of outstanding indebtedness. To the extent that there are any amounts borrowed under our revolving credit facility, we routinely use our available cash to pay down outstanding borrowings to avoid incurring unnecessary interest expense and still maintain adequate liquidity as those amounts may be borrowed again at any time under our revolver. We had an outstanding cash balance of $117.1 million as of June 30, 2012 as we had no outstanding borrowings under our revolver as of June 30, 2012.

With regard to our share repurchase program, we have not repurchased any additional stock subsequent to the filing date of our June 30 2013 10-K, as the company was focused on maintaining liquidity during the hurricane season pending the anticipated increase in the borrowing base under our revolving credit facility. We continue to monitor our share price and will make opportunistic purchases of stock at an attractive price should the opportunity present itself and such purchases would not impair our liquidity position.

Notes to Consolidated Financial Statements

Note 4 – Property and Equipment, page 87

7.	Please expand your footnote to provide a description of the current status of the significant properties or projects involved with the capitalized costs of your unevaluated properties and major development projects, including the anticipated timing of the inclusion of the costs in the amortization computation, and include the table required by Rule 4-10(c)(7)(ii) of Regulation S-X or otherwise advise how you have complied with these disclosure requirements.

RESPONSE: We acknowledge the Staff’s comment requiring additional description of the current status of significant properties or projects involved with the capitalized costs of unevaluated properties and major development projects and proposes to expand the disclosure in the footnote in future filings as set forth below. The Company would note that total costs related to unproved properties and wells-in-progress excluded from the amortization base have been disclosed in “Note 22 – Supplementary Oil and Gas Information – Unaudited” on page 109 of the June 30 2013 Form 10-K.

Proposed Additional Disclosure:

Unevaluated Properties

The Company’s investment in unevaluated properties primarily relates to the fair value of unproved oil and gas properties acquired in oil and gas property acquisitions. Costs associated with these unproved properties are transferred to evaluated properties upon the earlier of 1) when a determination is made whether there are any proved reserves related to the properties, or 2) amortized over a period of time of not more than four years.

Securities and Exchange Commission

October 9, 2013

Exploratory Wells in Progress

Wells in progress are primarily related to our participation with Freeport-McMoRan Oil & Gas LLC (Freeport McMoRan) and Chevron U.S.A. Inc. who operate several prospects in the ultra-deep shelf and onshore area (“ultra-deep trend”) in the Gulf of Mexico in which we participate. Therefore, activities related to the wells operations are controlled by the operator. These wells may have continued drilling and completion activities or, may require development of specialized equipment necessary to complete and test these wells for production.

Davy Jones. As previously reported, we have drilled two salt wells in the Davy Jones field. The Davy Jones No. 1 well is located on South Marsh Island Block 230 in 19 feet of water and work is ongoing to establish commercial production from the well. The operator currently is developing a fit for purpose fracture stimulation process. The Davy Jones No.2 offset appraisal, located two and a half miles southwest of Davy Jones No. 1, confirmed 120 net feet of potential pay in multiple Wilcox sands, indicating continuity across the major structural features of the Davy Jones prospect, and also encountered 192 net feet of potential hydrocarbons in the Tuscaloosa and Lower Cretaceous carbonate sections. Operations to commence completion of the Davy Jones No. 2 well are expected late calendar year 2013 or early calendar year 2014. As of June 30, 2013, our investment in both wells in the Davy Jones field, including production facilities, totaled approximately $147 million.

Blackbeard West.  The operator expects that information gained from the Blackbeard East well will enable us to consider priorities for future operations at Blackbeard West. The Blackbeard West ultra-deep exploratory well, drilled in 70 feet of water on South Timbalier Block 168, was drilled to a measured depth of 32,997 feet. Logs indicated four potential hydrocarbon bearing zones that require further evaluation.

The Blackbeard West No. 2 ultra-deep exploration well on Ship Shoal 188 reached true vertical depth of 25,584 feet in January 2013. Through logs and core data, the operator has identified three potential hydrocarbon bearing Miocene sand sections between approximately 20,900 and 24,000 feet. Initial completion efforts are expected to focus on the development of approximately 50 net feet of laminated sands in the Middle Miocene located at approximately 24,000 feet. Additional development opportunities in the well bore include approximately 80 net feet of potential low-resistivity pay at approximately 22,400 feet and an approximate 75 foot gross section at approximately 20,900 feet. Pressure and temperature data indicate that a completion at these depths could utilize conventional equipment and technologies.  Our investment in both Blackbeard West wells totaled approximately $57 million at June 30, 2013. Our operating partner’s current plans are to complete the Blackbeard West No. 2 well using 20,000 psi equipment and conventional technologies in the second quarter of calendar year 2014.

Securities and Exchange Commission

October 9, 2013

Blackbeard East.  The Blackbeard East ultra-deep exploration by-pass well, located in 80 feet of water on South Timbalier Block 144, was drilled to a true vertical depth of 33,318 feet in January 2012. Exploration results from the well indicated the presence of hydrocarbons below the salt weld in geologic formations including Upper/Middle Miocene, Frio, Vicksburg, and Sparta carbonate. Pressure and temperature data below the salt weld between 19,500 feet and 24,600 feet at Blackbeard East indicate that a completion at these depths could utilize conventional equipment and technologies. The operator plans to test and complete the upper Miocene sands during 2014 using 20,000 psi equipment and conventional technologies. Additional plans for further development of the deeper zones continue to be evaluated. Plans are to begin development of the shallow zones in late calendar year 2014. As of June 30, 2013, our investment in the well totaled approximately $51 million.

Lineham Creek.  The Lineham Creek ultra deep exploration well, operated by Chevron USA, Inc, which is located onshore in Cameron Parish, Louisiana commenced drilling on March 31, 2011.  The well encountered positive results in the Yegua sands section in November 2012.  The well was successfully sidetracked and Yegua core recovered.  The operator is currently running production liner with plans to complete the well in the Yegua starting in February 2014.  As of June 30, 2013, our investment in the Lineham Creek well totaled approximately $17 million.

Lomond North.  The Lomond North exploration prospect, operated by Freeport McMoRan, is located onshore in St. Martin Parish, Louisiana. Drilling commenced on September 19, 2012 in the Highlander area where multiple high potential prospects on an 80,000 acre position have been identified. The well which is targeting Eocene, Creataceous and Paleocene objectives below the salt weld, is currently drilling below 25,000 feet towards a proposed total depth of 30,000 feet. As of June 30, 2013, our investment in the Lomond North well totaled approximately $21 million. Completion design and planning is underway for long lead time items.

Note 6 – Long-Term Debt, page 88

8.	We note that you historically provided disclosure in your filings on Form 10-K stating that you and your subsidiaries, other than Energy XXI Gulf Coast, Inc., have no significant independent assets or operations. Please tell us why this statement was not provided in your Form 10-K for the fiscal year ended June 30, 2013. With your response, please tell us how you considered presenting parent-only financial statements to comply with Rule 5-04 of Regulation S-X. Also refer to SAB Topic 6K2.

RESPONSE: The Company acknowledges the Staff’s comment related to providing disclosure stating “we and our subsidiaries, other than Energy XXI Gulf Coast, Inc. (“EGC”) have no significant independent assets or operations” in our fiscal year ended June 30, 2013. The Company agrees that this additional disclosure should be included in its consolidated financial statements and proposes to include the disclosure below under “Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 6 – Long-Term Debt-High Yield Facility” to comply with the Staff’s comment prospectively beginning in the Company’s Form 10-Q for the period ended September 30, 2013.

Securities and Exchange Commission

October 9, 2013

The Company notes that under Rule 5-04 of Regulation S-X, condensed parent company disclosures are required to be furnished, when the registrant’s proportionate share of restricted net assets of the consolidated subsidiaries exceeds 25% of consolidated net assets at the end of the most recent fiscal year. As of June 30, 2013, the net assets of all subsidiaries of Parent other than EGC did not exceed 25% of consolidated net assets; accordingly no condensed parent company disclosures were made.

Proposed Amended Disclosure:

Guarantee of Securities Issued by EGC

Our indirect, wholly-owned subsidiary, EGC, is the issuer of the High Yield Facilities, which are fully and unconditionally guaranteed by us. We and our subsidiaries, other than EGC, have no significant independent assets or operations. EGC is permitted to make dividends and other distributions subject to certain limitations more fully disclosed in footnote ___.

Note 16 – Income Taxes, page 101

9.	Your response to comment 3 in our letter dated May 16, 2013 indicates your intention to comply with the disclosure requirements per Rule 4-08(h) of Regulation S-X. Please tell us whether the line item captioned “revaluation of tax attributes” is comprised of any individual amounts in excess of five percent of your tax provision for the fiscal year ended June 30, 2013. Your response should also describe each of the material components of this line item.

RESPONSE: We acknowledge the Staff’s comment. The entire amount of $52.072 million appearing in the line item captioned “revaluation of tax attributes” relates to increasing deferred tax liabilities to reflect the results of our annual reconciliation of deferred taxes attributable to the cumulative difference between the book carrying value of our producing oil and gas properties and their corresponding tax bases. In future filings, to the extent applicable, we will continue to disclose any individual amounts in excess of five percent of our tax provision.

10.	It appears that the amounts presented for “revaluation of tax attributes” and “change in valuation allowance” for the fiscal year ended June 30, 2012 were adjusted from the amounts presented in your prior year filing on Form 10-K. Please tell us about the cause of these changes.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that the amounts presented for the amounts presented for “revaluation of tax attributes” and “change in valuation allowance” for the fiscal year ended June 30, 2012 in our annual report on Form 10-K for the fiscal year ended June 30, 2012 (the “June 30 2012 10-K”) are correct. These numbers were incorrectly reported in our June 30 2013 10-K due to a transcription error. All other numbers for the fiscal year ended June 30, 2012 in the reconciliation of statutory income tax expense to our income tax provision, including the sum tax provision, were transcribed correctly to the June 30 2013 10-K. The company respectfully proposes to correct the amounts presented for the amounts presented for “revaluation of tax attributes” and “change in valuation allowance” for the fiscal year ended June 30, 2012 in future filings.

Securities and Exchange Commission

October 9, 2013

Note 22 – Supplementary Oil and Gas Information-Unaudited, page 108

11.	We note your disclosure of costs incurred for property acquisition, exploration, and development activities includes separate line items for “Administrative and other” and “Asset retirement obligations, insurance proceeds and other – net.” Please revise your presentation to provide the disclosure specifically required by FASB ASC 932-235-50-18 and reflected in Example 3 in 932-235-55-4.

RESPONSE: We acknowledge the Staff’s comment. Prior presentation included administrative and other costs which were not part of oil and gas producing activities.

In future filings, the Company will only include the costs incurred related to our oil and gas producing activities in the presentation. Had the table only included costs incurred related to our oil and gas producing activities, costs incurred for oil and gas property acquisition, exploration and development activities for each of the years in the three-year period ended June 30, 2013 would be as follows:

	Year Ended June 30,
	2013	2012	2011
	(In Thousands)
Property acquisitions
Proved	$108,825	$6,401	$722,551
Unevaluated	52,339	—	289,711
Exploration costs	168,512	183,397	98,133
Development costs	633,868	327,360	347,573

Estimated Net Quantities of Oil and Natural Gas Reserves, page 109

12.	Please tell us why the 36.3 MMBoe which are the result of a field study should be classified as extensions and discoveries rather than as revisions to previous estimates. Refer to the definitions of the change categories set forth in FASB ASC paragraph 932-235-50-5 in formulating your response.

RESPONSE: The 36.3 MMBOE of reserve additions, from the identification of new proved undeveloped reserve locations, were classified as extensions and discoveries rather than as revisions of previous estimates because they represent new identified drilling locations that were not previously booked or included in the reserves prior to June 30, 2013. These reserve additions consist of extensions of the proved acreage of previously discovered reservoirs as well as the discovery of new reservoirs.

* * * * *

Securities and Exchange Commission

October 9, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

Energy XXI (Bermuda) Limited

By:	/s/ David West Griffin
Name:	David West Griffin
Title:	Chief Financial Officer

Enclosures

cc:	T. Mark Kelly

Sarah Morgan

Vinson & Elkins L.L.P.